EXHIBIT 12.1

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)

(Millions of Dollars)

	Year ended December 31
	2001	2000	1999	1998	1997
FIXED CHARGES
Interest expense	$171.5	$205.5	$151.1	$125.4	$112.2
Less: Assumption by PACCAR of interest expense (2)	(17.0)	—	—	—	—

Net interest expense	154.5	205.5	151.1	125.4	112.2
Portion of rentals deemed interest	1.2	1.1	1.1	.9	.8

TOTAL FIXED CHARGES	$155.7	$206.6	$152.2	$126.3	$113.0

EARNINGS
Income before taxes	$24.9	$54.0	$61.6	$47.3	$57.0

FIXED CHARGES	155.7	206.6	152.2	126.3	113.0

EARNINGS AS DEFINED	$180.6	$260.6	$213.8	$173.6	$170.0

RATIO OF EARNINGS TO FIXED CHARGES	1.16x	1.26x	1.40x	1.37x	1.50x

(1)                                  The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR.  See Exhibit 12.2

(2)                                  In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of 17.0 through the assumption of the Company’s interest expense.